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                                                  ------------------------------
                                                       OMB APPROVAL
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                                                  OMB Number:  3235-0161
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                                                  Expires:  October 31, 2001
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                                                  Estimated average burden
                                                  hours per response . . . .3.5
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                   FORM U-3A-2
                                                              File No. _________


        STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      To Be Filed Annually Prior to March 1

                            HH-SU INVESTMENTS L.L.C.
                            ------------------------
                                (Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

--------------------------------------------------------------------------------------------------------------------
NAME AND LOCATION                              STATE OF            NATURE OF BUSINESS
                                               ORGANIZATION
--------------------------------------------------------------------------------------------------------------------
HH-SU Investments L.L.C.                       Texas               HH-SU Investments L.L.C. is a Texas limited
 Fountain Place, 1445 Ross at Field                                liability company engaged in investment
 Dallas, Texas 75202-2785.                                         activities. It is the general partner of, and
                                                                   owns 1% of the equity in, SU Investment
                                                                   Partners, L.P.
--------------------------------------------------------------------------------------------------------------------
SU Investment Partners, L.P.                   Texas               SU Investment Partners, L.P. is a Texas limited
 Fountain Place, 1445 Ross at Field                                partnership. It is in the business of owning
 Dallas, Texas 75202-2785.                                         Shary Holdings LLC and of holding a 99% limited
                                                                   partnership interest in Sharyland Utilities,
                                                                   L.P., a Texas certificated retail electric
                                                                   utility.
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Shary Holdings LLC                             Texas               Shary Holdings LLC is a Texas limited liability
 Fountain Place, 1445 Ross at Field                                corporation.  Shary Holdings is the general
 Dallas, Texas 75202-2785.                                         partner of, and owns 1% of the equity in,
                                                                   Sharyland Utilities, L.P., a Texas certificated
                                                                   retail electric utility.
--------------------------------------------------------------------------------------------------------------------
Sharyland Utilities, L.P.                      Texas               Sharyland Utilities, L.P. is a Texas limited
 4403 West Military Hwy.                                           partnership.  Sharyland Utilities, L.P. is a
 Suite 712                                                         Texas retail electric utility. It provides
 McAllen, Texas 78503.                                             retail electric distribution and transmission
                                                                   service in a roughly 6000-acre service
                                                                   territory in the Lower Rio Grande Valley
                                                                   in Texas.
--------------------------------------------------------------------------------------------------------------------


     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     HH-SU INVESTMENTS L.L.C.: Claimant owns no properties used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas.

     SHARYLAND UTILITIES, L.P.: Sharyland Utilities, L.P. owns properties used for the distribution of electricity, including 0.1 miles of transmission and 45.4 of distribution lines (all within an approximately 6,000-acre service territory in The Lower Rio Grande Valley in Texas), 1 substation, 1 mobile substation , easements, and other equipment (including computers, office equipment, etc.) and property necessary for its electric distribution system.. Sharyland Utilities, L.P.'s distribution system is interconnected with the Electric Reliability Council of Texas ("ERCOT") transmission grid. Sharyland Utilities, L.P. does not own any generation plants or gas manufacturing or distribution facilities. All of Sharyland Utilities, L.P.'s electric distribution properties are within the State of Texas. Sharyland Utilities, L.P. does not own any transmission or pipeline properties which deliver or receive electric energy or gas at the border of Texas.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies;

        (a) Number of kwh of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

          Neither claimant nor Sharyland Utilities, L.P. sold any electric energy or any natural or manufactured gas in 2002. Sharyland Utilities, L.P. did distribute 31,179,340 kilowatt hours of electricity from Retail Electric Providers in the State of Texas to customers in the Sharyland service area in 2002.

          (b) Number of kwh of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

          Neither claimant nor Sharyland Utilities, L.P. sold any electric energy or any natural or manufactured gas in 2002.

          (c) Number of kwh.of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized or at the State line.

          Neither claimant nor Sharyland Utilities, L.P. sold any electric energy or any natural or manufactured gas in 2002.

          (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

          Neither claimant nor Sharyland Utilities, L.P. sold any electric energy or any natural or manufactured gas in 2002.

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars;

          (a) Name, location, business address and description of the facilities used by EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          HH-SU Investments L.L.C. holds no interest, directly or indirectly, in an EWG or foreign utility company.

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          Neither HH-SU Investments L.L.C. nor any system company hold any interest, directly or indirectly, in an EWG or foreign utility company.

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          HH-SU Investments L.L.C. holds no interest, directly or indirectly, in an EWG or foreign utility company.

          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          HH-SU Investments L.L.C. holds no interest, directly or indirectly, in an EWG or foreign utility company.

          (e) Identify any service, sales or construction contract(s) between the EWG of foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          Neither HH-SU Investments L.L.C. nor any system company hold any interest, directly or indirectly, in an EWG or foreign utility company.

                                    EXHIBIT A

     A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

           See Exhibit A.
           -------------

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 2002

                                                HH-SU Investments L.L.C.
                                                ------------------------
                                                   (Name of claimant)

        By  /s/ Hunter L. Hunt                  By /s/David A. White
            -------------------                    ---------------------
                Hunter L. Hunt                     David A. White
                President                          Controller


CORPORATE SEAL
Attest:

         By  /s/ Hunter L. Hunt
             ------------------
                 Hunter l. Hunt
                 President


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                 Hunter L. Hunt
                                    President
                            HH-SU Investments L.L.C.
                                 Fountain Place
                               1445 Ross at Field
                            Dallas, Texas 75202-2785

EXHIBIT B                   FINANCIAL DATA SCHEDULE

     If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

Item No. Capital Heading

1              Total Assets                 $25,459,026

2              Total Operating Revenues     $1,711,910

3              Net Income                   $2,091,626


                                    EXHIBIT C

     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

     Neither HH-SU Investments L.L.C. nor any associate company hold any interest, directly or indirectly, in an EWG or foreign utility company.

HH-SU Investments, L.L.C.
Consolidating Income Statement
For the Year Ended December 31, 2002
(In U.S. Dollars) (Unaudited)
Exhibit A

                                                       SHARYLAND     SHARY HOLDINGS, SU INVESTMENT HH-SU INVESTMENTS
                                                    UTILITIES, L.P.   L.L.C. , G.P.  PARTNERS, L.P.   L.L.C. , G.P.  CONSOLIDATED
                                                      12/31/2002       12/31/2002     12/31/2002       12/31/2002     12/31/2002
                                                    --------------   --------------  ------------- ----------------- ------------
REVENUES                                              $ 1,711,910                                                     1,711,910
                                                      -----------      ----------      --------      ----------      ----------

OPERATING COSTS AND EXPENSES
   Cost of power                                           60,049                                                        60,049
   Transmission expense                                        --                                                            --
   Distribution expense                                   619,400                                                       619,400
   General and administrative expense                     882,662                         2,000                         884,662
   Depreciation and amortization                          697,071              81           190                         697,342
                                                      -----------      ----------      --------      ----------      ----------
                                                        2,259,182              81         2,190              --       2,261,453
                                                      -----------      ----------      --------      ----------      ----------

LOSS FROM OPERATIONS                                     (547,272)            (81)       (2,190)             --        (549,543)
                                                      -----------      ----------      --------      ----------      ----------

OTHER INCOME (EXPENSE)
   Interest expense                                      (366,226)                     (464,921)                       (831,147)
   Interest and dividend income                           167,012                            43                         167,055
                                                      -----------      ----------      --------      ----------      ----------
                                                         (199,214)             --      (464,878)             --        (664,092)
NET DEFERRAL OF COSTS RECOVERABLE IN FUTURE YEARS       3,305,261                                                     3,305,261
                                                      -----------      ----------      --------      ----------      ----------
NET INCOME                                            $ 2,558,775             (81)     (467,068)             --       2,091,626
                                                      ===========      ==========      ========      ==========      ==========

HH-SU Investments, L.L.C.
Consolidating Balance Sheet
December 31, 2002
(In U.S. Dollars) (Unaudited)
Exhibit A

                                     SHARYLAND     SHARY HOLDINGS,   SU INVESTMENT  HH-SU INVESTMENTS
                                  UTILITIES, L.P.   L.L.C. , G.P.    PARTNERS, L.P.   L.L.C. , G.P.                  CONSOLIDATED
             Assets                 12/31/2002       12/31/2002       12/31/2002       12/31/2002     ELIMINATIONS    12/31/2002
             ------               --------------   --------------    -------------- ----------------- ------------   ------------

ELECTRIC PLANT - NET, at cost      $ 8,860,713         $              $                  $                             8,860,713

CURRENT ASSETS                                                                                                                --
    Cash and cash equivalents        1,010,867                               589                                       1,011,456
    Prepayments                        101,836                                                                           101,836
    Plant materials and supplies       605,690                                                                           605,690
    Accounts receivable                335,561                                                                           335,561
    Tax reimbursements receivable      263,095                                                                           263,095
                                   -----------         -------       -----------         -----                        ----------
         Total current assets        2,317,049              --               589            --                         2,317,638
                                   -----------         -------       -----------         -----                        ----------
INVESTMENTS
    Sharyland Utilities, L.P.                           98,435         9,955,054                      (10,053,489)            --
    Shary Holdings, L.L.C.                                                98,435                          (98,435)            --
    SU Investment Partners, L.P.                                                            30                                30
                                   -----------         -------       -----------         -----                        ----------
         Total Investments                  --          98,435        10,053,489            30                                30
                                   -----------         -------       -----------         -----                        ----------

DEFERRED CHARGES - REGULATORY
  ASSETS
    Start-up costs                   4,724,758             309               761                                       4,725,828
    Net deferred costs recoverable
      in future year                10,870,305                                                                        10,870,305
                                   -----------         -------       -----------         -----                        ----------
                                    15,595,063             309               761            --                        15,596,133
    Less accumulated amortization    1,315,488                                                                         1,315,488
                                   -----------         -------       -----------         -----                        ----------
         Total deferred charges     14,279,575             309               761            --                        14,280,645
                                   -----------         -------       -----------         -----                        ----------
                                   $25,457,337         $98,744       $10,054,839         $  30                        25,459,026
                                   ===========         =======       ===========         =====                        ==========

 Partners' Capital and Liabilities
 ---------------------------------

PARTNERS' CAPITAL
    General partner                $    98,435         $98,744       $                   $  30            (98,435)        98,774
    Limited partner                  9,955,054                          (900,228)                    $(10,053,489)      (998,663)
    Nonallocable earnings            5,806,411                                                                         5,806,411
                                   -----------         -------       -----------         -----                        ----------
         Total partners' capital    15,859,900          98,744          (900,228)           30                         4,906,522
                                   -----------         -------       -----------         -----                        ----------
NOTE PAYABLE TO AFFILATE             8,244,167                         9,278,724                                      17,522,891

CURRENT LIABILITIES
    Accrued liabilities                406,826                                                                           406,826
    Due to affiliates                  946,444                         1,676,343                                       2,622,787
    Tax reimbursements due to
      partners                              --                                                                                --
                                   -----------         -------       -----------         -----                        ----------
         Total current liabilities   1,353,270              --         1,676,343            --                         3,029,613

COMMITMENTS AND CONTINGENCIES
                                   -----------         -------       -----------         -----                        ----------
                                   $25,457,337         $98,744       $10,054,839         $  30                        25,459,026
                                   ===========         =======       ===========         =====                        ==========